

10031325

AP 6/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46838

8-46838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY ConvergEx Execution Solutions LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL MAESE (212) 468-7722
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 6/10

OATH OR AFFIRMATION

We, Carey Pack and Michael Maese, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY ConvergEx Execution Solutions LLC, as of December 31st, 2009, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange.



Carey Pack, President

SVETLANA PORTNOV
NOTARY PUBLIC, State of New York
No. 01PO6115753
Qualified in Queens County
Commission Expires Sept.13, 20 12



Michael Maese, Controller



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5*(e)(3)*.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

BNY ConvergEx Execution Solutions LLC
December 31, 2009
With Report of Independent Registered Public Accounting Firm

BNY ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
BNY ConvergEx Execution Solutions LLC

We have audited the accompanying statement of financial condition of BNY ConvergEx Execution Solutions LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY ConvergEx Execution Solutions LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

February 24, 2010

Ernst + Young LLP

BNY ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 104,557,298
Cash and securities segregated in compliance with federal regulations and other restricted deposits	219,536,029
Deposits with clearing organizations	12,487,013
Receivables from brokers, dealers and clearing organizations, net of allowance of $76,089	89,702,059
Receivables from customers, net of allowance of $2,422,086	30,667,225
Fixed assets, at cost, net of accumulated depreciation and amortization of $23,274,445	30,121,778
Goodwill	191,434,414
Intangible assets, net of accumulated amortization of $33,903,472	22,371,947
Other assets	6,342,074
Total assets	$ 707,219,837
Liabilities and member's equity	
Liabilities:	
Due to banks	$ 3,402,241
Payables to brokers, dealers and clearing organizations	246,985,419
Payables to customers	12,019,274
Commission management payable	38,788,060
Loan payable to affiliate	10,000,000
Accrued compensation and other liabilities	69,557,763
Total liabilities	380,752,757
Member's equity	326,467,080
Total liabilities and member's equity	$ 707,219,837

The accompanying notes are an integral part of this statement of financial condition.

BNY ConvergEx Execution Solutions LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Description of Business

BNY ConvergEx Execution Solutions LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an institutional agency brokerage firm that specializes in liquidity and execution management for U.S. equities, options and fixed income, global transition management, commission management and intermediary and clearing services. The Company's institutional clients include investment managers, hedge funds, corporations, plan sponsors, broker-dealers, and financial intermediaries. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association ("NFA"), and other regional exchanges. The Company is registered as an investment advisor with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. The Company is also registered as a commodity trading advisor with the NFA. FINRA serves as the Company's self regulatory organization.

The Company is a direct subsidiary of BNY ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by former Eze Castle shareholders and ConvergEx's management team and employees. Group owns all of the common interests in the Company. Unaffiliated entities own preferred interests in the Company totaling $20,000 (see Note 11).

2. Acquisition

The Company acquired the membership interests of NYFIX Millennium LLC ("Millennium") on December 11, 2009. Immediately prior to the acquisition, NYFIX Inc., Millennium's parent, contributed certain operating assets to Millennium related to its algorithmic trading and direct market access ("DMA") products. Immediately after the acquisition, Millennium merged into the Company. Millennium provides electronic trade execution services to sell-side broker-dealers and asset managers through an alternative trading system ("ATS"), DMA tools, and a suite of automated trading algorithms.

2. Acquisition (continued)

The Company paid $10,694,651 in cash at closing for Millennium. The initial purchase price was determined based on an estimate of Millennium's regulatory capital at closing. Within 90 days of closing, the Company and the former Millennium members will adjust the purchase price if the actual regulatory capital position differs from the estimate.

The following table summarizes the allocation of the total purchase price to major asset and liability captions, including intangible assets arising from the transaction:

Cash and cash equivalents	$ 3,864,314
Deposits with clearing organizations	100,000
Receivables from customers	3,418,716
Fixed assets	2,789,189
Intangible assets	2,735,419
Other assets	98,544
Accrued compensation and other liabilities	(2,311,531)
Net assets acquired	$ 10,694,651

The following table summarizes intangible assets acquired as part of the acquisition:

Description	**Acquisition Fair Value**	**Weighted Average Amortization (Years)**
Customer list	$ 2,735,419	4

3. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and was developed in accordance with the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. Treasury bills.

Cash and Securities Segregated In Compliance with Federal Regulations and Other Restricted Deposits

Cash and securities segregated in compliance with federal regulations consists of cash deposited in a special bank account for the benefit of customers under SEC Rule 15c3-3 and cash and certificates of deposit held in accounts designated as Special Reserve Bank Accounts for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") (Note 12).

Securities Transactions

Securities transactions are recorded on a trade date basis. Receivables from brokers, dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed plus the related interest receivable, amounts receivable from clearing organizations, and commissions receivable from broker dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to receive. Securities borrowed transactions require the Company to deposit cash with the lender, and are recorded at the value of the cash advanced to the lender. The cash advanced to the lender is equal to or greater than the

3. Significant Accounting Policies (continued)

Securities Transactions (continued)

fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the cash advanced, as appropriate.

Receivables from customers consists of customer fails to deliver, commissions earned, and receivables arising from the Company's prepayment of third-party soft dollar research, net of an allowance for doubtful accounts. A prepaid research asset is established for research and research related services disbursed in advance of anticipated customer commission volumes. Such receivables may not be evidenced by contractual obligations.

Payables to brokers, dealers and clearing organizations includes amounts payable for fails to receive, cash received for securities loaned plus the related interest payable, and amounts payable to clearing organizations on open transactions. The Company typically loans securities in order to fund non-standard settlements requested by a customer or a fail to deliver. Securities loaned transactions allow the Company to receive cash that is less than or equal to the market value of the securities loaned. Securities loaned transactions are recorded at the value of the cash received by the Company. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the cash received, as appropriate.

Payables to customers primarily consists of customer fails to receive. Securities owned by customers are held as collateral for customer receivables. Securities owned by customers, including those that collateralize margin, are not reflected as assets of the Company in the statement of financial condition.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from customers, brokers, dealers, prepaid research, and other receivables. Specifically for prepaid research, the Company evaluates the customer's financial condition and business operations as well as its historical, current and forecasted trading activity when determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term

3. Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

maturity and the daily pricing mechanisms for these instruments. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from five to seven years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are five to eight years from the date of the original acquisition, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of customer lists and a non-compete agreement.

3. Significant Accounting Policies (continued)

Other Assets

Other assets consist primarily of prepaid expenses, rent due from affiliates for subleased office space, receivables from affiliates for management and technical services (Note 8) and expenses the Company paid on behalf of related parties, and other miscellaneous receivables.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued compensation, accrued expenses, accounts payable, payables to related parties for management and technical services or expenses affiliates have paid on behalf of the Company, and other miscellaneous liabilities.

Income Taxes

The Company is treated as a single member limited liability company for tax purposes, and as such is disregarded for federal, state and local income tax purposes. The Company is subject to New York City Unincorporated Business Tax, at a statutory rate of 4% on its New York City based earnings, pursuant to a tax sharing agreement between Group and the Company. The tax provision for the Company has been computed on a separate return basis.

On January 1, 2009, the Company adopted the ASC guidance related to accounting for uncertainty in income taxes. In accordance with the ASC, an entity is permitted to recognize the benefits of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement. The Company's policy is to treat interest and/or penalties related to income tax matters as part of pretax income.

As a result of adoption of these provisions, the Company recognized an increase in the long-term tax liability of $1,606,070, which includes $1,559,357 for unrecognized tax benefits and $46,713 in related interest, and a corresponding decrease to the January 1, 2009 balance of member's equity. As of December 31, 2009, the Company reflected $1,559,357 of unrecognized tax benefits and $132,162 of related accrued interest in accrued compensation and other liabilities.

3. Significant Accounting Policies (continued)

Change in Accounting Principle

The Company changed the effective date of its annual goodwill impairment test during 2009, from March 31 to May 1. This change was made so that all ConvergEx entities would perform their impairment tests as of the same date and to facilitate enhanced interim period financial reporting. The change of test date had no effect on the statement of financial condition.

Recent Accounting Developments

In June 2009, the FASB announced that the ASC would become the source of authoritative accounting and reporting standards under U.S. GAAP, in addition to guidance issued by the SEC. The ASC does not change U.S. GAAP, but organizes the standards in a topical structure. The ASC is effective for financial statements issued for periods ending after September 15, 2009. The adoption of ASC did not have an effect on the Company's statement of financial condition, with the exception of the reference of accounting guidance in the notes to the statement of financial condition.

In May 2009, the FASB issued new guidance on accounting and disclosure standards for events occurring after the balance sheet date but before the financial statements are issued or available to be issued. The new guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions that occurred after the balance sheet date in its statement of financial condition, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance also requires a reporting entity to disclose the date through which an entity has evaluated its subsequent events. The adoption of the new subsequent events standards did not have any effect on the Company's statement of financial condition with the exception of requiring an additional disclosure.

4. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

4. Financial Instruments (continued)

The following is a summary of financial instruments measured at fair value as of December 31, 2009:

Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level3)	Total
Assets				
Cash and securities segregated in compliance with federal regulations and other restricted deposits				
Certificates of deposit	$ –	$60,310,214	$ –	$ 60,310,214
Other assets				
Securities owned	404,560	–	–	404,560
Total assets	$ 404,560	$60,310,214	$ –	$ 60,714,774
Liabilities				
Accrued compensation and other liabilities				
Securities sold, not yet purchased	$ 146,216	$ –	$ –	$ 146,216
Total liabilities	$ 146,216	$ –	$ –	$ 146,216

The Company uses certificates of deposit for purposes of meeting PAIB deposit requirements. Certificates of deposit with maturities of greater than 90 days are included as financial instruments.

Securities owned and securities sold not yet purchased consist of equity securities positions temporarily held by the Company that result from the normal course of agency brokerage. These instruments are measured at their quoted prices in active markets.

5. Receivables and Payables

Receivables from, and Payables to, Brokers, Dealers and Clearing Organizations

At December 31, 2009, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Securities borrowed	$ 41,520,569
Broker-dealers	20,291,306
Securities failed to deliver	14,501,166
Clearing organizations	13,465,107
Allowance for doubtful accounts	(76,089)
Total receivables	$ 89,702,059
Payables:	
Broker-dealers	$246,092,190
Securities failed to receive	875,229
Securities loaned	18,000
Total payables	$246,985,419

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2009 without any adverse financial effect.

Receivables from, and Payables to, Customers

Receivables:	
Customers	$ 24,959,376
Prepaid research	8,129,935
Allowance for doubtful accounts	(2,422,086)
Total receivables	$ 30,667,225
Payables:	
Customers	$ 12,019,274
Total payables	$ 12,019,274

6. Fixed Assets

At December 31, 2009, fixed assets were comprised of:

	At December 31, 2009		
	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$26,246,076	$ (9,412,009)	$ 16,834,067
Computer hardware	15,107,829	(7,979,841)	7,127,988
Leasehold improvements	5,839,954	(2,951,149)	2,888,805
Software	5,233,538	(2,410,256)	2,823,282
Furniture and equipment	968,826	(521,190)	447,636
Total	$53,396,223	$ (23,274,445)	$ 30,121,778

Included in computer hardware and the related accumulated depreciation is $2,095,381 and $1,296,499, respectively, related to assets acquired under capital lease arrangements. Included in accrued compensation and other liabilities on the statement of financial condition is $1,231,818 ($1,006,745 due in 2010, $146,500 due in 2011, and $78,573 due in 2012) which represents remaining principal payments due under capital lease obligations.

The Company capitalized $3,745,123 of internally developed software costs in 2009. In addition, the Company purchased $2,119,868 of internally developed software from Group for development work Group employees performed on behalf of the Company.

7. Goodwill and Intangible Assets

The Company completed its annual evaluation of goodwill as of May 1, 2009 and determined no impairment charge was required. Subsequent to May 1, 2009, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

7. Goodwill and Intangible Assets (continued)

The following table summarizes intangible assets as of December 31, 2009:

	At December 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer lists	$ 55,275,419	$ (32,953,453)	$ 22,321,966
Non-compete agreement	1,000,000	(950,019)	49,981
Total	$ 56,275,419	$ (33,903,472)	$ 22,371,947

During 2009, two fully amortized customer lists with both gross carrying amounts and accumulated amortization totaling $4,811,870 were written off.

No events have occurred or circumstances have changed that would reduce the fair value of any of the intangible assets below their carrying values.

8. Related Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates, including ConvergEx, and certain other affiliated entities.

Eze Castle Transaction Services LLC ("ECTS"), an affiliate, provides broker-dealers with financial information exchange ("FIX") connectivity services from the Eze Order Management System ("EzeOMS") to the Company. The EzeOMS is provided to asset management clients by Eze Castle Software LLC ("Eze LLC"), an affiliate. The Company provides EzeOMS terminals for certain customers based on the volume of business transacted by those customers. The EzeOMS terminals are used by the customers to submit orders and effect transactions through the Company.

The Company provides trade execution and clearing services for Westminster Research Associates, LLC ("WRA"), an affiliate. The Company pays a referral fee for each trade executed and remits commissions paid to WRA as part of the introducing broker agreement.

G-Trade Services LLC ("G-Trade"), an affiliate, provides execution and clearing services of non-US electronic trades for the Company. G-Trade collects the commissions on the settlement of the trades and remits the commissions, net of associated execution and clearing fees, to the Company.

8. Related Party Transactions (continued)

ConvergEx Global Markets Ltd. ("CGM"), an affiliate, provides trade execution services for the Company, and remits commissions to the Company as part of the introducing broker agreement. Liquidpoint LLC ("Liquidpoint"), an affiliate, provides option execution services for the Company. The Company also provides trade execution and clearing services to BNY Mellon and certain of its subsidiaries, including Pershing LLC ("Pershing").

As part of its daily operations, the Company enters into securities borrowed and securities loaned transactions with BNY Mellon, Pershing and certain of its subsidiaries.

The Company subleases office space to other subsidiaries of ConvergEx and to BNY Mellon. The Company also subleases office space from other subsidiaries of ConvergEx.

The Company provides and receives certain management, administrative, and technical services to and from Group, BNY ConvergEx Limited ("Limited"), other ConvergEx entities, and other affiliates.

The Company maintains uncommitted line of credit agreements with certain affiliates (see Note 10). The Company also maintains a separate borrowing facility with BNY Mellon under a subordinated agreement (see Note 9).

BNY ConvergEx Execution Solutions LLC

Notes to Statement of Financial Condition (continued)

8. Related Party Transactions (continued)

The following table sets forth the Company's related party assets and liabilities as of December 31, 2009:

As of December 31, 2009	BNY Mellon	Pershing	Group	WRA	Eze LLC	Other affiliates	Total
Assets							
Receivables from brokers, dealers and clearing organizations	$ 675,106	$ 1,147,366	$ –	$ –	$ –	$ 324,018	$ 2,146,490
Other assets	291,674	100,542	555,352	–	–	297,551	1,245,119
Total assets	$ 966,780	$ 1,247,908	$ 555,352	$ –	$ –	$ 621,569	$ 3,391,609
Liabilities							
Loan payable to affiliate	$ –	$ –	$ –	$ –	$ 10,000,000	$ –	$ 10,000,000
Accrued compensation and other liabilities	195,823	–	–	355,722	450,853	328,455	1,330,853
Total liabilities	$ 195,823	$ –	$ –	$ 355,722	$ 10,450,853	$ 328,455	$ 11,330,853

9. Subordinated Liabilities

The Company maintains a separate $25,000,000 floating rate revolving term subordinated note with BNY Mellon due on September 29, 2011, with an interest rate based on LIBOR plus 2.75%. In addition, this subordinated borrowing facility has a commitment fee of 0.25% on the unutilized amount of the note. There was no outstanding balance on this note as of December 31, 2009. The subordinated borrowing facility is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. Financing Arrangements

The Company enters into secured and unsecured borrowing agreements to obtain funding necessary to cover daily securities settlements with clearing corporations. Funding is required for unsettled customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured financing arrangements are collateralized by the unsettled customer securities.

The Company currently maintains uncommitted overnight financing arrangements with affiliates and non-affiliates, as summarized below as of December 31, 2009:

	Rate	Total Amount Available	Amount Outstanding
Affiliates			
Unsecured			
Eze LLC	6%	$ 30,000,000	$10,000,000
ConvergEx	6%	50,000,000	–
ConvergEx	Prime + 1.25%	75,000,000	–
Eze Castle	6%	50,000,000	–
BNY Mellon	LIBOR plus ½ %	20,000,000	–
Secured			
BNY Mellon	Rate set by Bank	100,000,000	–
BNY Mellon	LIBOR plus ¾ %	125,000,000	–
Total affiliates		450,000,000	10,000,000

10. Financing arrangements (continued)

	Rate	Total Amount Available	Amount Outstanding
Non-affiliates			
Unsecured	Federal Funds effective rate plus ¾ %	15,000,000	–
Unsecured	Fed funds effective rate plus 1.90 %	50,000,000	–
Secured	Bank's cost of funds rate plus ¾ %	50,000,000	–
Secured	Prime +2%	50,000,000	–
Secured	Fed funds effective rate plus 1.20 %	100,000,000	–
Total non-affiliates		265,000,000	–
Total		$ 715,000,000	$10,000,000

The outstanding affiliate loans are included in loans payable to affiliates on the statement of financial condition. The outstanding non-affiliate loans, if any, are included in short-term borrowings on the statement of financial condition. These financing agreements have no defined maturity dates.

11. Common and Preferred Interests

The Company has one class of common interests and one class of preferred interests. All of the common interests are owned by Group.

The preferred interests are held by unaffiliated entities. The Company has fully-disclosed clearing agreements with broker-dealers that required the Company to enter into Joint Back Office ("JBO") arrangements with those entities. Under the JBO arrangements the correspondents made nominal preferred interests totaling $20,000 in the Company. The preferred units are senior to the common interest upon dissolution of the Company.

On January 1, 2009, the Company's limited liability company agreement was amended. Under the amended agreement, the preferred interests accrue a preferred yield at LIBOR plus 3%, which is paid annually to the holders of the interests. The preferred units have a mandatory

11. Common and Preferred Interests (continued)

redemption due in December 2013, at which time the Company will pay the value of the preferred units to the holders. As a result of the preferred yield and the mandatory redemption provision, the preferred units are treated as liabilities for statement of financial condition purposes and are included in accrued compensation and other liabilities.

12. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2009, the Company had net capital of $59,480,557 and its net capital requirement was $613,966. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $27,726,589 of cash in a special bank account for the benefit of customers, which was in excess of its required deposit of $15,407,219.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for PAIB, as defined. The PAIB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2009 the Company had $191,560,341 of cash on deposit in special reserve bank accounts and certificates of deposit for PAIB, which was in excess of its required deposit of $181,830,507.

13. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals, which will be reduced by sublease rental payments due to the Company:

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2010	$ 8,347,353	$ (4,807,717)	$ 3,539,636
2011	8,460,247	(4,983,956)	3,476,291
2012	8,617,388	(5,164,425)	3,452,963
2013	7,497,750	(5,164,425)	2,333,325
2014	6,162,743	(5,164,425)	998,318
Thereafter	4,108,495	(3,442,950)	665,545
	$43,193,976	$ (28,727,898)	$14,466,078

The operating leases are subject to periodic escalation charges. The Company's operating leases expire on various dates between December 2010 and August 2015, and the subleases expire in August 2015.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

14. Retirement Savings Plan

All employees of the Company are eligible to participate in the retirement savings plan of ConvergEx, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

15. Deferred Compensation

During 2009, ConvergEx began providing a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Awards are generally payable to each employee after 24 to 27 months of service. The Company plans to make payments related to these deferred bonus programs of $2,064,502, and $5,407,615 in 2011 and 2012, respectively.

16. Off-Balance-Sheet Credit Risk

Customer Activities and Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

In margin transactions, the Company extends credit to customers collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2009, the Company borrowed securities with a fair value of $39,999,674, for which cash totaling $41,519,700 was given to counterparties as collateral. Of these borrowed securities, securities with a fair value of $38,158,377 have been pledged or otherwise transferred to others to facilitate settlement of securities transactions. In addition, the

16. Off-Balance-Sheet Credit Risk (continued)

Customer Activities and Credit Risk (continued)

Company obtained securities with a fair value of approximately $83,291,913 under custody agreements. Of this amount, securities with a fair value of approximately $2,851,191 have been either pledged or otherwise transferred to others to facilitate settlement of securities transactions.

The Company typically loans securities in order to fund non-standard settlements requested by a customer of a fail to receive. As of December 31, 2009, the Company had loaned securities with a fair value of $17,156, for which cash totaling $18,000 was received.

The Company provides access to various exchanges for certain customers via sponsored line agreements. These customers use the lines to transmit trade orders directly to various exchanges. The Company monitors the activity through the lines but does not have access to stop the activity flowing through these lines, and is therefore exposed to risk of loss should the customer not meet their obligations. The Company is billed for activity flowing through these lines, and is reimbursed by the client. The Company is exposed to credit risk in the event that the client is unable to fulfill its obligations with respect to these charges.

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2009.

The Company has guaranteed the payment of amounts due and payable from one of its broker-dealer clients to one of that broker-dealer's customers. The guaranty has a maximum obligation of $15,000,000. No amounts were owed under this guaranty and no liability was established as of December 31, 2009.

16. Off-Balance-Sheet Credit Risk (continued)

Guarantees (continued)

At December 31, 2009, Group and Eze Castle had $748,688,918 of debt outstanding. Group's ownership interest in the Company was pledged as security against the debt.

17. Subsequent Events

The Company has evaluated all subsequent events through February 24, 2010, and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.